

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Ellis E. Cousens
Chief Financial and Operations Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

  Re: **John Wiley & Sons, Inc.**
    Form 10-K for Fiscal Year Ended April 30, 2010
    Filed June 23, 2010
    File No. 001-11507

Dear Mr. Cousens:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Lyn Shenk
      Branch Chief